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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)

   Perlmutter, Norman                           Horizon Group, Inc./HGI (1)                      X   Director             10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
   c/o Heitman Financial                        Person (Voluntary)                            -----------------  ------------------
   180 N. LaSalle Street                                                    6/98
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   -X-Form filed by One Reporting Person
                                                                           (Month/Year)       ---Form filed by More than One
  Chicago      Illinois  60601                                                                   Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share, of Horizon        6/15/98     J(2)            1,344      D       (2)            0               D
------------------------------------------------------------------------------------------------------------------------------------
                                    6/15/98     J(2)            1,280      D       (2)            0               I     By Self as
                                                                                                                        Trustee for
                                                                                                                        children
------------------------------------------------------------------------------------------------------------------------------------
                                    6/15/98     J(2)            8,672      D       (2)            0               I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share, of Prime          6/15/98     J(2)             802       A       (2)                            D
------------------------------------------------------------------------------------------------------------------------------------
                                    6/15/98     J(2)             764       A       (2)                            I      By Self as
                                                                                                                         Trustee for
                                                                                                                         children
------------------------------------------------------------------------------------------------------------------------------------
                                    6/15/98     J(2)            5,177      A       (2)                            I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/19/98      C            154,500      A       (3)                            I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/24/98      C             77,100      A       (3)                            I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/17/98      S             90,000      D       13.25                          I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/18/98      S             26,300      D       13.25                          I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/19/98      S             38,200      D       13.25                          I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                    6/22/98      S             77,100      D       13.19       6,743              I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Horizon Director/Employee               $12.50      6/15/98   J(4)                        125,000
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Director/Employee                 $12.50      6/15/98   J(4)            114,912                6/15/98   3/31/07
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Horizon Director/Employee               $24.38      6/15/98   J(4)                          5,000
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Director/Employee
 Stock Option                           $24.38      6/15/98   J(4)              4,596                6/15/98   6/30/05
------------------------------------------------------------------------------------------------------------------------
Prime Nonemployee Director
 Stock Option                           $13.44      6/15/98    A                5,000                6/15/98   6/15/08
------------------------------------------------------------------------------------------------------------------------
Prime Series B Preferred
 Stock, par value $0.01 per share        (5)        6/15/98   J(2)                268                6/15/98     none
------------------------------------------------------------------------------------------------------------------------
                                         (5)        6/15/98   J(2)                256                6/15/98     none
------------------------------------------------------------------------------------------------------------------------
                                         (5)        6/15/98   J(2)              1,734                6/15/98     none
------------------------------------------------------------------------------------------------------------------------
Prime Retail, L.P. Common Unit           (6)        6/15/98   J(6)                      1,003,213
------------------------------------------------------------------------------------------------------------------------
                                         (7)        6/15/98   J(6)            922,253                6/15/98     none
------------------------------------------------------------------------------------------------------------------------
                                         (7)        6/19/98    C                          154,500    6/15/98     none
------------------------------------------------------------------------------------------------------------------------
                                         (7)        6/24/98    C                           77,100    6/15/98     none
------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock         125,000           (4)              0             D
------------------------------------------------------------------------------------------
Common Stock         114,912           (4)        114,912             D
------------------------------------------------------------------------------------------
Common Stock           5,000           (4)              0             D
------------------------------------------------------------------------------------------
Common Stock           4,596           (4)          4,596             D
------------------------------------------------------------------------------------------
Common Stock           5,000           N/A          5,000             D
------------------------------------------------------------------------------------------
Common Stock             320           (2)                            D
------------------------------------------------------------------------------------------
Common Stock             306           (2)                            I         By Self as
                                                                                Trustee for
                                                                                children
------------------------------------------------------------------------------------------
Common Stock           2,074           (2)          2,700             I         By Spouse
------------------------------------------------------------------------------------------
Common Stock       1,003,213           (6)              0             I         By Spouse
------------------------------------------------------------------------------------------
Common Stock         922,253           (6)                            I         By Spouse
------------------------------------------------------------------------------------------
Common Stock         154,500           (3)                            I         By Spouse
------------------------------------------------------------------------------------------
Common Stock          77,100           (3)        690,653             I         By Spouse
------------------------------------------------------------------------------------------
Explanation of Responses:  SEE PAGE 3 OF 3 (ATTACHED)

                                                                                    /s/ Norman Perlmutter             July 10, 1998
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

1.  NAME AND ADDRESS OF REPORTING PERSON: Norman Perlmutter

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL: Horizon Group, Inc./HGI

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4.  STATEMENT FOR THE MON/YEAR: June/1998

                             **************************

(1) On June 15, 1998, Horizon Group, Inc. ("Horizon") merged into Sky Merger Corp., a wholly owned subsidiary, and immediately thereafter, Prime Retail, Inc. ("Prime") merged into Sky Merger Corp. (the "Merger").
     The surviving corporation in the Merger changed its name to Prime Retail, Inc. and is trading under the symbol PRT.

(2) Common shares of Horizon were converted into common shares of Prime and Series B Preferred Stock of Prime at the exchange ratio of 0.597 of a share of Prime common stock and 0.20 of a share of Prime Series B Preferred Stock per share of Horizon common stock in the Merger.

(3) Conversion of common units of Prime Retail, L.P. into common shares of Prime was on a one for one basis.

(4) The Horizon Director/Employee Stock Options were assumed by Prime and are now exercisable for shares of Prime common stock, equal to the product of (A) 0.9193 times (B) the number of common shares of Sky Merger Corp. subject to such option, on the same terms except the options continue to be exercisable regardless of death, disability or termination of optionee.

(5) Shares of Prime Series B Preferred Stock are convertible on a 1.19617 to one basis into shares of common stock of Prime.

(6) Common units of Horizon Group, L.P., which were exchangeable on a one to one basis into shares of common stock of Horizon, were converted into common units of Prime Retail, L.P. at the exchange ratio of 0.9193 of a common unit of Prime Retail, L.P. per common unit of Horizon Group, L.P.

(7) Common units of Prime Retail, L.P. are exchangeable on a one to one basis into shares of common stock of Prime.

                                  Page 3 of 3